SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_____________________________________

Bioanalytical Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

09058M103

(CUSIP Number)

Stephen J. Hackman

Ice Miller LLP

One American Square, Suite 2900

Indianapolis, IN 46282-0200

(317) 236-2289

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2018

(Date of Event Which Requires Filing of this Statement)

 _____________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09058M103

(1)	Name of Reporting Person John E. Sagartz

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) SC; PF; OO1

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by The Reporting Person With:	(7)	Sole Voting Power 630,499

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 621,525[2]

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by The Reporting Person 630,499

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.8%*

(14)	Type of Reporting Person (See Instructions) IN

1 See Item 3 below.

2 The Reporting Person currently holds 8,974 restricted Common Shares of the Issuer over which he has voting power, but does not, and will not within the 60 days immediately following this report, have dispositive power.

* This percentage was calculated based upon a total of 10,818,057 shares outstanding as of January 27, 2020 according to representations made by the Issuer in its Definitive Proxy Statement filed on January 28, 2020.

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to Common Shares of Bioanalytical Systems, Inc., an Indiana corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 2701 Kent Avenue, West Lafayette, Indiana 47906.

Item 2.	Identity and Background.

(a)	This Schedule is being filed by John E. Sagartz, DVM, Ph.D., DACVP (the “Reporting Person”).

(b)	The business address of the Reporting Persons is C/O Bioanalytical Systems, Inc. 19 Worthington Access Dr., Maryland Heights, MO 63043.

(c)	The Reporting Person currently serves as the Issuer’s Chief Strategy Officer and as a Director of the Issuer. The Issuer is a contract research organization that provides drug discovery and development services to the pharmaceutical, chemical, and medical device industries, and sells analytical instruments to the pharmaceutical development and contract research industries. The Issuer’s principal address is as set forth in Item 1 above. The Reporting Person primarily performs his duties at the address set forth in Item 2(b) above.

(d)	The Reporting Person has not been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 2, 2018, the Issuer, Cardinal Laboratories, LLC, an Indiana limited liability company (the “Purchaser”), the Reporting Person, SW Chrysalis, LLC and Kimberly L. Sagartz entered into an Asset Purchase Agreement (the “Purchase Agreement”), as disclosed in the Issuer’s Current Report on Form 8-K filed on July 3, 2018.

Pursuant to the Purchase Agreement, the Purchaser, which is a direct, wholly owned subsidiary of the Issuer, purchased substantially all of the assets of SW Chrysalis, LLC, which at the time was named Seventh Wave Laboratories, LLC. As part of the purchase consideration, the Issuer issued 1,500,000 of its Common Shares to SW Chrysalis, LLC. On April 16, 2019, SW Chrysalis, LLC distributed all of its 1,500,000 Common Shares of the Issuer to its members, including the Reporting Person, pro rata in proportion to their respective membership interests in SW Chrysalis, LLC. The Reporting Person is the direct beneficial owner of 617,625 Common Shares of the Issuer as a result of SW Chrysalis, LLC’s distribution.

The Reporting Person also (i) purchased 2,500 Common Shares of the Issuer on February 19, 2019 in an open-market transaction funded with personal funds at a price per share of $1.43, (ii) purchased 1,400 Common Shares of the Issuer on March 14, 2019 in an open-market transaction funded with personal funds at a price per share of $1.94 and (iii) received a restricted grant of 8,974 Common Shares from the Issuer on December 2, 2019.

Item 4.	Purpose of Transaction.

The Reporting Person (i) acquired the Common Shares received in the SW Chrysalis, LLC distribution as indirect compensation under the Purchase Agreement, (ii) purchased the 3,900 Common Shares acquired in open market transactions for purposes of investment and (iii) obtained the 8,974 Common Shares received as a restricted grant from the Issuer as compensation for the Reporting Person’s services to the Issuer. The Reporting Person holds his Common Shares of the Issuer for investment purposes.

The Reporting Person previously reported (i) all of the transactions described in this filing in Section 16 reports filed with the U.S. Securities & Exchange Commission (the “SEC”) on July 12, 2018, March 1, 2019, March 14, 2019 and December 4, 2019, respectively and (ii) all but the restricted grant transaction in a jointly filed Schedule 13G and an amendment thereto filed with the SEC on July 18, 2018 and March 26, 2019, respectively. The Reporting Person is making this filing on Schedule 13D based on his status as an officer and director of the Issuer. In the ordinary course of the Reporting Person’s responsibilities as an officer and director of the Issuer, the Reporting Person may consider plans or proposals on behalf of the Issuer which may result in transactions of the nature described in Item 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Reporting Person	Number of Shares with Sole Voting Power	Number of Shares with Sole Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*

John E. Sagartz, DVM, Ph.D., DACVP	630,499	621,525	0	630,499	5.8%

* This percentage was calculated based upon a total of 10,818,057 shares outstanding as of January 27, 2020 according to representations made by the Issuer in its Definitive Proxy Statement filed on January 28, 2020.

(c)         All of the Reporting Person's transactions in the Issuer's Common Shares to date are set forth in Item 3 above.

(d)         Not applicable.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is party to an employment agreement with the Issuer, dated October 5, 2018, pursuant to which he is entitled to participate in all employee benefit plans which are generally made available to employees of the Company, subject to the eligibility, qualification, waiting period and other terms and conditions of such plans as they shall be in effect from time to time. Otherwise, the Reporting Person is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2020	/s/ John E. Sagartz
John E. Sagartz, DVM, Ph.D., DACVP